UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

26 March 2008

Barclays PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K filed by Barclays PLC.

The Report comprises:

Information distributed to shareholders and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
1	Barclays PLC Notice of Annual General Meeting 2008 and Notice of Class Meeting of Ordinary Shareholders

2	Barclays PLC Proxy Form for the Annual General Meeting 2008 and Class Meeting of Ordinary Shareholders

3	Barclays PLC Sharestore Proxy Form for the Annual General Meeting 2008 and Class Meeting of Ordinary Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS PLC
(Registrant)

Date: March 26, 2008	By:	/s/ Marie Smith
	Name:	Marie Smith
	Title:	Assistant Secretary

Barclays PLC Notice of shareholder meetings

Message from the Chairman

This year’s Annual General Meeting (‘AGM’) will be held on Thursday 24th April 2008 at The Queen Elizabeth II Conference Centre, London. The Notice of AGM is set out on pages 2 to 8. The AGM will be followed by a Class Meeting of Ordinary Shareholders (‘Class Meeting’). The Notice of Class Meeting is set out on page 9.

The biographical details for the Directors standing for re-election at this year’s AGM are included in the Notice of AGM.

Each of the Directors standing for re-election at the AGM, with the exception of those non-executive Directors appointed in 2008, has been subject to a rigorous evaluation process, further details of which may be found in the Annual Report. The full Annual Report and Annual Review, together with this Notice of Shareholder Meetings, are now available on our website at www.barclays.com/annualreport07.

Following this process, I can confirm that the Board considers the performance of each of the Directors standing for re-election at the AGM to be fully effective and they each demonstrate the commitment expected of a Barclays Director. The Board has also concluded that the non-executive Directors standing for re-election are independent in terms of the criteria set out in the UK Combined Code on Corporate Governance. I would like to take this opportunity to thank Dr Danie Cronjé for the valuable contribution he has made during his time as a Barclays Director. Danie, who joined the Board in 2005 following the acquisition by Barclays of a majority stake in Absa, where he was Chairman, will retire from the Board at the conclusion of the AGM. I would like to express my and the Board’s thanks and appreciation to him and wish him the very best for the future.

A change in law allows us to communicate with our shareholders by publishing shareholder documents on our website. I wrote to shareholders in October 2007 to ask how you want to receive shareholder documents in future; in paper, by website publication or by email. The majority of you have accepted website publication to receive your shareholder documents. As this is the first year that the new approach has operated, we have sent all shareholders a copy of our Annual Review, Notice of Shareholder Meetings and Forms of Proxy to ensure that you are able to make an informed decision as to how to vote at our Shareholder Meetings.

The Board believes that all of the proposals set out in the Notice of AGM and Notice of Class Meeting are in the best interests of shareholders and the Company and unanimously recommends that you vote in favour of all the resolutions.

Marcus Agius

Chairman Barclays PLC

This document is important and requires your immediate attention

When considering what action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other professional adviser duly authorised under the Financial Services and Markets Act 2000. If you have sold or transferred all your shares in Barclays PLC please send this document and the accompanying Proxy Forms to the person you sold or transferred your shares to, or to the bank, stockbroker or other agent who arranged the sale or transfer for you.

Notice of Annual General Meeting (‘AGM’)

Notice is hereby given that the 2008 Annual General Meeting (the ‘AGM’) of Barclays PLC (the ‘Company’) will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Thursday 24th April 2008 at 11.00am to transact the following business:

Resolutions

To consider and, if thought fit, to pass the following resolutions, with those numbered 1 to 13 being proposed as ordinary resolutions and resolutions numbered 14 to 18 as special resolutions.

Report and Accounts

1. That the Reports of the Directors and Auditors and the audited accounts of the Company for the year ended 31st December 2007, now laid before the meeting, be received.

The Directors are required by UK companies legislation to present to the AGM the Reports of the Directors and Auditors and the audited accounts of the Company for each financial year (in this case for the year ended 31st December 2007). The Company’s Articles of Association permit the Directors to pay dividends. It is not our practice, therefore, to seek shareholder approval of the final dividend, as to do so would delay its payment to shareholders.

Remuneration report

2. That the Directors’ Remuneration Report for the year ended 31st December 2007, now laid before the meeting, be approved.

UK companies legislation requires quoted companies to present to the AGM the Directors’ Remuneration Report (which appears in full in the 2007 Annual Report and in summary in the 2007 Annual Review).

Re-election of Directors appointed since the last AGM

3. That David Booth be re-elected a Director of the Company.

David joined the Board on 1st May 2007. He became a member of the Board Risk Committee on 1st January 2008. He currently manages his own venture capital investments, having retired from the Management Committee of Morgan Stanley in 1997. David was employed by Morgan Stanley from 1982 to 1992 and again from 1995 to 1997. He held various positions there, including Head of Government Bond Trading, Head of Mortgage Trading, Sales and Finance and Head of Global Operations and Technology. In 1992-93, he was President and a Director of Discount Corporation of New York. In 1994-95, he was a consultant to Morgan Stanley regarding the relocation of its New York City headquarters. David is also a Trustee of the Brooklyn Botanic Garden and Chair of its Investment Committee.

4. That Sir Michael Rake be re-elected a Director of the Company.

Sir Michael was appointed to the Board with effect from 1st January 2008. He also became a member of the Board Audit Committee. Sir Michael is a former Chairman of KPMG International and is currently Chairman of BT Group plc and Chairman of the UK Commission for Employment and Skills. He is also a Director of The McGraw-Hill Companies and the Financial Reporting Council. Sir Michael was Chairman of Business in the Community from 2004 to 2007.

5. That Patience Wheatcroft be re-elected a Director of the Company.

Patience was appointed to the Board on 1st January 2008. An established financial journalist and national newspaper editor, Patience is a former Editor of The Sunday Telegraph and was Business and City Editor of The Times between 1997 and 2006. She is a non-executive Director of Shaftesbury PLC, a member of the UK/India Round Table and a member of the British Olympic Association Advisory Board.

The Company’s Articles of Association and provision A.7.1 of the UK Combined Code on Corporate Governance (the ‘Combined Code’) provide that any new Director appointed by the Board during the year may hold office only until the next AGM, when that Director must stand for re-election by the shareholders. David Booth, Sir Michael Rake and Patience Wheatcroft are accordingly each seeking re-election.

Re-election of Directors retiring by rotation

6. That Fulvio Conti be re-elected a Director of the Company.

Fulvio joined the Board on 1st April 2006. Fulvio is Chief Executive Officer and General Manager of Enel SpA, the Italian energy group, a position he has held since May 2005. He became Chief Financial Officer of Enel SpA in 1999. Fulvio was formerly Chief Financial Officer and General Manager of Telecom Italia and between 1996 and 1998 was General Manager and Chief Financial Officer of Ferrovie dello Stato, the Italian national railway. From 1991 to 1993 he was head of the accounting, finance, and control department of Montecatini and was subsequently in charge of finance at Montedison-Compart, overseeing the financial restructuring of the group. He has been a non-executive Director of AON Corporation since January 2008. Fulvio is a member of the Board Audit Committee.

2 Barclays PLC Shareholder Meetings 2008

7. That Gary Hoffman be re-elected a Director of the Company.

Gary was appointed as Group Vice-Chairman in July 2006. He was formerly Chairman of UK Banking and of Barclaycard and prior to that was Chief Executive of Barclaycard. He joined the Board on 1st January 2004. As Group Vice-Chairman, Gary is accountable on the Board for a range of responsibilities including Corporate Sustainability, Public Policy, Equality and Diversity, leading the Group’s response to the FSA’s Treating Customers Fairly initiative, chairing the Group’s Governance and Control Committee and franchise health with customers, employees and communities. Gary joined the Group in 1982. Gary is also a non-executive Director of Trinity Mirror PLC.

8. That Sir John Sunderland be re-elected a Director of the Company.

Sir John joined the Board on 1st June 2005. He has been Chairman of Cadbury Schweppes PLC since May 2003. Sir John joined Cadbury Schweppes in 1968 and was appointed Chief Executive in September 1996. He is President of the Chartered Management Institute and Deputy President of the CBI, having retired as President on 31st December 2006. He is a former President of both ISBA (the Incorporated Society of British Advertisers) and the Food and Drink Federation. Sir John is a Director of the Financial Reporting Council, an Adviser to CVC Capital Partners, an Advisory Board Member of Trinsum Group and an Association Member of BUPA. He is a member of the Board HR and Remuneration and Board Corporate Governance and Nominations Committees.

The Company’s Articles of Association require one-third (rounded down) of the Directors, excluding those who were appointed by the Board since the last AGM, to retire in turn each year. As there are fourteen such Directors on the Board (excluding those appointed since the last AGM) four Directors must retire by rotation at this AGM. The Directors retiring by rotation and seeking re-election in such a manner are listed in resolutions 6 to 8 above. Dr Danie Cronjé will retire at the conclusion of the meeting and is not offering himself for re-election.

Re-election of Director in accordance with the Combined Code

9. That Sir Nigel Rudd be re-elected a Director of the Company.

Sir Nigel joined the Board in February 1996 and was appointed Deputy Chairman on 1st September 2004. He is non-executive Chairman of Pendragon PLC and BAA Limited. He is also a non-executive Director of BAE Systems PLC and Sappi Limited. He was formerly Chairman of Alliance Boots PLC, a position he held until June 2007. He is a member of the Board Corporate Governance and Nominations Committee and also chairs the Group’s Brand and Reputation Committee.

Provision A.7.2 of the Combined Code recommends that non-executive Directors who have served on the Board for more than nine years stand for re-election annually. As Sir Nigel Rudd has served on the Board since 1996, he is standing for re-election. Having considered the matter carefully, the Board considers that Sir Nigel remains independent. Full details of the review of Sir Nigel’s independence may be found in the Annual Report.

Reappointment of Auditors

10. That PricewaterhouseCoopers LLP, Chartered Accountants and Registered Auditors, be reappointed as auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next general meeting at which accounts are laid before the Company.

UK companies legislation requires that auditors are reappointed at each AGM at which accounts are presented. The Board, on the unanimous recommendation of the Board Audit Committee, which has evaluated the effectiveness and independence of the external auditors, is proposing the reappointment of PricewaterhouseCoopers LLP.

Auditors’ remuneration

11. That the Directors be authorised to set the remuneration of the Auditors.

The Directors may set the remuneration of the Auditors if authorised to do so by the shareholders. This resolution proposes that the Directors be authorised to set the remuneration of the Auditors. Details of the remuneration paid to the external auditors for 2007 and details of how the Group monitors the effectiveness and independence of the external auditors may be found in the Annual Report.

Political Donations

12. That, in accordance with section 366 of the Companies Act 2006 (the ‘2006 Act’) the Company and any company which, at any time during the period for which this resolution has effect, is a subsidiary of the Company, be and are hereby authorised to: (a) make donations to political organisations not exceeding £25,000 in total; and (b) incur political expenditure not exceeding £100,000 in total, in each case during the period commencing on the date of this resolution and ending on the date of the Annual General Meeting of the Company to be held in 2009 or on 30th June 2009, whichever is the earlier,

Barclays PLC Shareholder Meetings 2008 3

Notice of Annual General Meeting (‘AGM’)

provided that the maximum amounts referred to in (a) and (b) may consist of sums in any currency converted into sterling at such rate as the Board may in its absolute discretion determine. For the purposes of this resolution, the terms ‘political donations’, ‘political organisations’ and ‘political expenditure’ shall have the meanings given to them in sections 363 to 365 of the 2006 Act.

The 2006 Act requires companies to obtain shareholder approval before they can make donations to EU political organisations or incur EU political expenditure. We do not give any money for political purposes in the UK nor do we make any donations to EU political organisations or incur EU political expenditure.

However, the definitions of political donations and political expenditure used in the 2006 Act are very wide. As a result, they may cover activities that form part of relationships that are an accepted part of engaging with our stakeholders to ensure that issues and concerns affecting our operations are considered and addressed, but which would not be considered as political donations or political expenditure in the layman’s sense. The activities referred to above are not designed to support any political party nor to influence public support for any political party. The authority which the Board is requesting is similar to the authority given by shareholders at the AGM in 2007 and is a precautionary measure to ensure that the Group does not inadvertently breach the 2006 Act.

Authority to allot securities

13. That, in substitution for all existing unexercised authorities, the Directors be hereby generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities for the purposes of and on the terms of Article 12(a) of the Articles of Association of the Company (authority to allot securities) for the period expiring on the date of the Annual General Meeting of the Company to be held in 2009 or on 30th June 2009, whichever is the earlier (unless previously renewed, varied or revoked by the Company in general meeting) and that ‘the section 80 amount’ for that period for the purposes of Article 12 shall be £547,200,000.

The effect of this resolution is to give the Directors authority to allot securities up to an amount approximately equal to one-third of the issued share capital of the Company as at 27th February 2008 (excluding treasury shares). The Company currently holds no treasury shares. This authority would remain in force until the AGM in 2009 or 30th June 2009, whichever is the earlier. The Board seeks annual renewal of this authority in accordance with best practice.

The Board has no current plans to make use of this authority but wishes to ensure that the Company has maximum flexibility in managing the Group’s capital resources. This authority remains in force regardless of whether the new Articles of Association are adopted pursuant to resolution 18.

Authority to allot securities for cash other than on a pro-rata basis to shareholders

14. That, subject to the passing of resolution 13, and in substitution for all existing unexercised authorities, the Directors be empowered, pursuant to section 95 of the Companies Act 1985 to allot equity securities for cash pursuant to the authority conferred by resolution 13 for the purposes of and on the terms of Article 12(b) of the Articles of Association of the Company (authority to allot securities for cash otherwise than on a pro-rata basis to shareholders) as if section 89(1) of the Companies Act 1985 did not apply to any such allotment for the period expiring on the date of the Annual General Meeting of the Company to be held in 2009 or on 30th June 2009, whichever is the earlier (unless previously renewed, varied or revoked by the Company in general meeting), and that ‘the section 89 amount’ for that period for the purposes of Article 12 shall be £82,080,000, and that the power conferred on the Directors by this resolution shall also apply to the sale of treasury shares, which is an allotment of equity securities by virtue of section 94 (3A) of the Companies Act 1985, but with the omission of the words ‘pursuant to the authority conferred by resolution 13’ from this resolution and of the words ‘Pursuant to and within the terms of the said authority’ from Article 12(b).

The effect of this resolution is to renew the authority given to the Directors to allot equity securities (or sell treasury shares) a) pursuant to a rights issue, or b) for cash up to an amount representing approximately 5% of the issued ordinary share capital of the Company as at 27th February 2008 in each case without the need first to offer such shares to existing shareholders.

This authority would remain in force until the AGM in 2009 or 30th June 2009, whichever is the earlier. The Board seeks annual renewal of this authority in accordance with best practice.

The Board has no current plans to make use of this authority but wishes to ensure that the Company has maximum flexibility in managing the Group’s capital resources. This authority remains in force regardless of whether the new Articles of Association are adopted pursuant to resolution 18.

Purchase of own Shares

15. That the Company be authorised generally and unconditionally to make market purchases (within the

4 Barclays PLC Shareholder Meetings 2008

meaning of section 163(3) of the Companies Act 1985) on the London Stock Exchange of up to an aggregate of 984,960,000 ordinary shares of 25p each in its capital, and may hold such shares as treasury shares, provided that:

(a) the minimum price (exclusive of expenses) which may be paid for each ordinary share is not less than 25p;

(b) the maximum price (exclusive of expenses) which may be paid for each ordinary share shall not be more than the higher of (i) 105% of the average of the market values of the ordinary shares (as derived from the Daily Official List of the London Stock Exchange) for the five business days immediately preceding the date on which the purchase is made and (ii) that stipulated by Article 5(1) of the Buy-back and Stabilisation Regulation (EC 2273/2003); and

(c) the authority conferred by this resolution shall expire on the date of the Annual General Meeting of the Company to be held in 2009 or on 30th June 2009, whichever is the earlier (except in relation to any purchase of shares the contract for which was concluded before such date and which would or might be executed wholly or partly after such date).

This resolution would enable the Company to purchase up to a maximum of 984,960,000 of its ordinary shares. This is less than 15% of the issued share capital as at 27th February 2008 (excluding treasury shares). The total number of ordinary shares that may be issued on the exercise of outstanding options as at 27th February 2008 is 93,481,009, which represents approximately 1.4% of the issued share capital at that date (excluding treasury shares). If the Company were to purchase shares up to the maximum permitted by this resolution, the proportion of ordinary shares subject to outstanding options would represent approximately 1.7% of the issued share capital as at 27th February 2008 (excluding treasury shares). There are no warrants outstanding.

The Board considers it desirable for the general authority proposed above to be available to provide maximum flexibility in the management of the Group’s capital resources. The Board would use such authority only if satisfied at the time that to do so would be in the interests of shareholders and would lead to an increase in the Group’s earnings per share. Under UK companies legislation, the Company may hold any shares bought back in treasury, which may then either be sold for cash, transferred for the purposes of an employees’ share scheme (subject, if necessary, to approval by shareholders at a general meeting) or cancelled. The Company therefore has the choice of either cancelling or holding in treasury any of its shares which it purchases. If the Company buys any of its shares under the authority given by this resolution, the Board will decide at the time of purchase whether to cancel them immediately or to hold them in treasury. In relation to treasury shares, the Board would also have regard to any investor guidelines in relation to the purchase of shares intended to be held in treasury or in relation to their holding or resale which may be in force at the time of any such purchase, holding or resale.

Off-market purchase of Staff Shares

16. That the terms of the proposed contract between (1) Barclays Bank UK Retirement Fund, being the owner of Staff Shares of £1 each in the capital of the Company (the ‘Staff Shares’) and (2) the Company, under which the Company will purchase all of its Staff Shares (a draft of which is produced to the meeting and signed for the purposes of identification by the Chairman) be and are hereby approved and authorised for the purposes of section 164 of the Companies Act 1985 (as amended) and otherwise but so that such approval and authority shall expire on 30th September 2008.

This resolution is to approve the terms on which the Company will purchase the 875,000 Staff Shares in issue. The Company is seeking to simplify its capital structure by removing the Staff Shares from its balance sheet. The Company cannot buy these shares in the market and so needs to enter into a contract to buy them from the owner of the shares. UK companies legislation requires shareholders to approve the terms of the purchase. In the past, Staff Shares were made available to employees who had ten years service. Such employees could choose to apply for Staff Shares up to a maximum value of £250 each. On leaving or retiring from Barclays, Staff Share holders were required to transfer their Staff Shares to the Barclays Bank UK

Retirement Fund. The option to subscribe for Staff Shares was discontinued in 1993 and all of the Staff Shares are now owned by the Barclays Bank UK Retirement Fund. As the Staff Shares are no longer in use, the Company is now seeking to purchase the Staff Shares from the Barclays Bank UK Retirement Fund, after which they will be cancelled. The Company intends to purchase the Staff Shares for £1.10 per Staff Share (i.e. £962,500), together with dividends accrued up to the date of purchase.

Preference Shares

17. That subject to the passing of the Extraordinary Resolution to be considered at the Class Meeting of Ordinary Shareholders that follows this meeting: (a) the authorised share capital of the Company be and is hereby increased from £2,500,000,000 to £2,540,000,000, US$77,500,000, €40,000,000 and ¥4,000,000,000 by the creation of 400,000 sterling preference shares of £100 each, 400,000 dollar preference shares of US$100 each, 150,000,000 dollar

Barclays PLC Shareholder Meetings 2008 5

Notice of Annual General Meeting (‘AGM’)

preference shares of US$0.25 each, 400,000 euro preference shares of €100 each and 400,000 yen preference shares of ¥10,000 each in the Company, having the rights set out in new article 3A referred to in sub-paragraph (c) of this resolution;

(b) pursuant to section 80 of the Companies Act 1985 (the ‘Act’), and in addition to any previously existing authority conferred upon the Directors under that section (including pursuant to resolution 13), the Directors be and are hereby authorised unconditionally to allot 400,000 sterling preference shares of £100 each, 400,000 dollar preference shares of US$100 each, 150,000,000 dollar preference shares of US$0.25 each, 400,000 euro preference shares of €100 each and 400,000 yen preference shares of ¥10,000 each in the Company, in the case of relevant securities being, or in respect of, sterling preference shares, in a maximum aggregate nominal amount of £40,000,000, in the case of relevant securities being, or in respect of, dollar preference shares, in a maximum aggregate nominal amount of US$77,500,000, in the case of relevant securities being, or in respect of, euro preference shares, in a maximum aggregate nominal amount of €40,000,000 and in the case of relevant securities being, or in respect of, yen preference shares, in a maximum aggregate nominal amount of ¥4,000,000,000 (each class of preference share being relevant securities as defined in section 80 of the Act), which authority shall expire on the fifth anniversary of the passing of this resolution, save that the Company may allot relevant securities pursuant to any agreement entered into at any time prior to the fifth anniversary of the passing of this resolution (whether before or after the passing of this resolution) which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such agreement as if the authorities conferred hereby had not expired; and

(c) immediately following the end of that Class Meeting of Ordinary Shareholders, the Articles of Association of the Company to be adopted at such time pursuant to resolution 18 (or, if resolution 18 is not passed, the Articles of Association of the Company currently in force) be amended by the addition of:

(i) a new article 3A in the form produced to the meeting and initialled by the Chairman for the purposes of identification; and

(ii) if resolution 18 is not passed, a new article 3B which reads ‘The provisions of article 3(b) are subject to the rights of any class of share other than the ordinary shares and the Staff Shares which exist from time to time’.

This resolution is to authorise the creation of preference shares. Preference shares are regularly issued by Barclays Bank PLC, a wholly owned subsidiary of the Company, for the purposes of raising capital.

The Company now wishes to have the option of issuing preference shares in order to provide the Group with more flexibility in managing its capital resources.

The Board will decide in light of capital requirements and/or market conditions whether to exercise the authority granted by this resolution.

This resolution proposes the creation of sterling, dollar, euro and yen preference shares (the ‘Preference Shares’). The following is a summary of certain of the terms of, and rights attaching to, the Preference Shares as set out in the proposed new article 3A: Issuance: Preference Shares may be issued by the Company from time to time in one or more series with such rights (including as to dividend amount, currency and payment dates), and subject to such restrictions and limitations, as the Board (or a Committee of the Board) may determine.

Ranking: Each series of Preference Shares shall rank, in regard to payment of dividends and on a winding up, in priority to the holders of ordinary shares, Staff Shares (while they are in existence) and any other class of shares ranking junior to the Preference Shares.

Dividends: Dividends on the Preference Shares are discretionary and non-cumulative. Accordingly, to the extent that any part of a dividend is on any occasion not paid for any reason, holders of Preference Shares will not have a claim in respect of that amount and will not receive interest on that unpaid amount, whether or not dividends are paid on any Preference Shares of any series for any future dividend period.

Dividend restriction: If any dividend on a series of Preference Shares is not paid in full on the relevant dividend payment date, a dividend restriction shall apply. The dividend restriction means that, subject to certain exceptions, neither the Company nor Barclays Bank PLC may (a) pay a dividend on, or (b) redeem, purchase, reduce or otherwise acquire, any of their respective ordinary shares, other preference shares or other share capital ranking equal or junior to the Preference Shares until the earlier of such time as the Company next pays in full a dividend on the Preference Shares or the date on which all of the Preference Shares of that series are redeemed.

Redemption: The Preference Shares are perpetual securities and the Company will be under no obligation to redeem the Preference Shares at any time and holders of the Preference Shares will have no right to call for their redemption. However, subject to compliance with applicable regulatory and legal requirements, the

6 Barclays PLC Shareholder Meetings 2008

Company may include an option to redeem the Preference Shares.

Voting: The holders of the Preference Shares will not be eligible to vote at general meetings of the Company. The full terms of, and rights attaching to, the Preference Shares are set out in the proposed new article 3A, which is available for inspection at the Company’s registered office, 1 Churchill Place, London E14 5HP during business hours on any weekday (Saturdays, Sundays and public holidays excluded) from the date of this notice until the close of the meeting. The proposed new article 3A will also be available on the Company’s website and available for inspection at The Queen Elizabeth II Conference Centre from 10.30am on 24th April 2008 until the end of the meeting.

As the Preference Shares will rank ahead of the ordinary shares and the Staff Shares (while they are in existence), the holders of shares of those classes must consent to this resolution in separate class meetings. A class meeting of the Ordinary Shareholders will follow the AGM to seek this consent and it is anticipated that the consent of the Staff Share holders will be obtained before the AGM is held. The change to the Articles of Association set out in paragraph (c) (ii) of this resolution ensures that any Preference Shares that are created rank ahead of the ordinary shares and the Staff Shares.

This change is only required if the new Articles of Association are not adopted pursuant to resolution 18 because equivalent provisions will be contained in the proposed new Articles of Association.

Adoption of new Articles of Association

18. That the form of the Articles of Association produced to the meeting and initialled by the Chairman for the purposes of identification be and are hereby adopted as the new Articles of Association of the Company, with effect from the end of the Class Meeting of Ordinary Shareholders that follows this meeting (or, if earlier, from 10.00pm on the date on which this resolution is passed), in substitution for and to the exclusion of all existing Articles of Association.

This resolution is to adopt new Articles of Association (the ‘New Articles’) that reflect the provisions of the Companies Act 2006 (the ‘2006 Act’) enacted so far or which are expected to be enacted by 1st October 2008. A summary of the main proposed changes is set out below:

Directors’ conflicts of interest: The 2006 Act sets out Directors’ general duties which largely codify the existing law, but with some changes. Under the 2006 Act, from 1st October 2008 a Director must avoid a situation where he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the Company’s interests. The requirement is very broad and could apply, for example, if a Director becomes a Director of another company or a trustee of another organisation. The 2006 Act allows Directors of public companies to authorise conflicts and potential conflicts where appropriate, where the articles of association contain a provision to this effect. The 2006 Act also allows the articles to contain other provisions for dealing with Directors’ conflicts of interest to avoid a breach of duty. The New Articles give the Directors authority to approve such situations and to include other provisions to allow conflicts of interest to be dealt with in a similar way to the current position.

There are safeguards that will apply when Directors decide whether to authorise a conflict or potential conflict. First, only Directors who have no interest in the matter being considered will be able to take the relevant decision, and secondly, in taking the decision the Directors must act in a way they consider, in good faith, will be most likely to promote the Company’s success. The Directors will be able to impose limits or conditions when giving authorisation if they think this is appropriate.

It is also proposed that the New Articles should contain provisions relating to confidential information, attendance at Board meetings and availability of Board papers to protect a Director being in breach of duty if a conflict of interest or potential conflict of interest arises. These provisions will only apply where the position giving rise to the potential conflict has previously been authorised by the Directors.

It is the Board’s intention to report annually on the Company’s procedures for ensuring that the Board’s powers to authorise conflicts are operated effectively and that the procedures have been followed.

Form of resolution: The current Articles of Association contain a provision that, where for any purpose an ordinary resolution is required, a special or extraordinary resolution is also effective and that, where an extraordinary resolution is required, a special resolution is also effective. References to extraordinary resolutions are being removed as the concept of extraordinary resolutions has not been retained under the 2006 Act.

Variation of class rights: The current Articles of Association contain provisions regarding the variation of class rights. The proceedings and specific quorum requirements for a meeting convened to vary class rights are contained in the 2006 Act. The relevant provisions have therefore been amended in the New Articles.

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Notice of Annual General Meeting (‘AGM’)

Votes of members: Under the 2006 Act, proxies are entitled to vote on a show of hands whereas under the current Articles of Association proxies are only entitled to vote on a poll. Multiple proxies may be appointed provided that each proxy is appointed to exercise the rights attached to a different share held by the shareholder. Multiple corporate representatives may be appointed (but if they purport to exercise their rights in different ways, then the power is treated as not being exercised). The New Articles reflect all of these new provisions.

Directors’ indemnities: The 2006 Act has in some areas widened the scope of the powers of a company to indemnify Directors and to fund expenditure incurred in connection with certain actions against Directors. In particular, a company that is a trustee of an occupational pension scheme can now indemnify a Director against liability incurred in connection with the company’s activities as trustee of the scheme. In addition, the existing exemption allowing a company to provide money for the purpose of funding a Director’s defence in court proceedings now expressly covers regulatory proceedings and applies to associated companies.

In addition, several minor amendments are being proposed in the New Articles to ensure consistency between the articles and the 2006 Act. This has predominantly involved amending the existing wording to bring the articles into line with the 2006 Act. Other changes, which are of a minor, technical or clarifying nature, are being proposed. Owing to the staggered implementation timetable of the 2006 Act, further changes are likely to be made to the Articles of Association at the 2009 AGM.

A copy of the proposed New Articles is available for inspection at the Company’s registered office, 1 Churchill Place, London E14 5HP during business hours on any weekday (Saturdays, Sundays and public holidays excluded) from the date of this notice until the close of the meeting. It will also be available on the Company’s website and available for inspection at The Queen Elizabeth II Conference Centre from 10.30am on 24th April 2008 until the end of the meeting.

Notes

a Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001 the Company specifies that only those holders of shares registered in the register of members at 6.00pm on 22nd April 2008 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register after 6.00pm on 22nd April 2008 shall be disregarded in determining the right of any person to attend or vote at the meeting.

b A shareholder who is entitled to attend and vote at the AGM is entitled to appoint one or more persons as his or her proxy to exercise all or any of his or her rights to attend and to speak and vote at the meeting, provided that, if more than one proxy is appointed by a shareholder, each proxy is appointed to exercise the rights attached to different shares held by that shareholder. A proxy need not be a member of the Company.

c The right to appoint a proxy does not apply to persons whose shares are held on their behalf by another person and who have been nominated to receive communications from the Company in accordance with section 146 of the Companies Act 2006 (‘nominated persons’). Nominated persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy. Alternatively, if nominated persons do not have such a right, or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of voting rights.

d In accordance with guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives (available at www.icsa.org.uk) arrangements will be put in place at the meeting so that, on a poll, if more than one corporate representative for the same corporate member completes a poll card, then one of those corporate representatives will be treated as the designated corporate representative to cast (or withhold) votes on the poll and the other corporate representatives for that member give directions to that designated corporate representative as to how the votes are to be cast (or withheld).

e The following documents, which are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excluded) at the Company’s registered office, 1 Churchill Place, London E14 5HP, will also be available for inspection at The Queen Elizabeth II Conference Centre from 10.30am on 24th April 2008 until the end of the meeting: (i) copies of the executive Directors’ service contracts; (ii) copies of the non-executive Directors’ letters of appointment; (iii) the proposed new article 3A envisaged by resolution 17; (iv) the proposed new Articles of Association of the Company envisaged by resolution 18; and (v) a copy of the proposed contract between Barclays Bank UK Retirement Fund and the Company. A copy of the proposed contract between Barclays Bank UK Retirement Fund and the Company will also be available for inspection at the Company’s registered office from 9th April 2008.

f As at 27th February 2008 (being the latest practicable date before publication of this document) the Company’s issued share capital comprised 6,566,400,129 ordinary shares of 25 pence each and 875,000 Staff Shares of £1.00 each. Each ordinary and Staff Share carries the right to vote at a general meeting of the Company and, therefore, the total number of voting rights in the Company as at 27th February 2008 was 6,567,275,129.

By order of the Board

Lawrence Dickinson Company Secretary

7th March 2008

1 Churchill Place

London E14 5HP

8 Barclays PLC Shareholder Meetings 2008

Notice of Class Meeting of Ordinary Shareholders

Notice is hereby given that a Class Meeting of the holders of ordinary shares of 25p each in the capital of Barclays PLC (the ‘Company’) (the ‘Ordinary Shares’) will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 12 noon on 24th April 2008 (or as soon thereafter as the Annual General Meeting convened for the same day and place shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as an extraordinary resolution:

Extraordinary resolution

That the holders of the Ordinary Shares hereby sanction and consent to the passing and implementation of resolution 17 set out in the notice dated 7th March 2008 convening an Annual General Meeting of the Company for 24th April 2008, and sanction and consent to each and every variation, modification or abrogation of the rights or privileges attaching to the Ordinary Shares, in each case which is or may be effected by or involved in the passing or implementation of the said resolution.

Notes

a Only holders of Ordinary Shares are entitled to vote at this separate Class Meeting. A holder of Ordinary Shares entitled to vote may appoint a proxy or proxies to attend and speak and to vote instead of him and a Form of Proxy for the Class Meeting of Ordinary Shareholders is enclosed for the use of members unable to attend the meeting. Holders of Ordinary Shares who have lodged Forms of Proxy are not thereby prevented from attending the meeting and voting in person if they so wish. A proxy need not be a holder of Ordinary Shares.

b Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those members entered on the Ordinary Shareholder register of the Company at 6.00pm (London time) on 22nd April 2008 or, in the event that this meeting is adjourned, on the register of members as at 6.00pm (London time) on the day two days before the date of any adjourned meeting shall be entitled to attend and vote at the relevant meeting in respect of the number of Ordinary Shares registered in their names at such time. Changes to the entries on the register of members after this time, or in the event that this meeting is adjourned, on the register of members after 6.00pm (London time) on the day two days before the date of the adjourned meeting shall be disregarded in determining the rights of any person to attend or vote at the meeting or any adjourned meeting.

By order of the Board

Lawrence Dickinson

Company Secretary

7th March 2008

1 Churchill Place

London E14 5HP

Barclays PLC Shareholder Meetings 2008 9

Questions and answers

Who is entitled to vote?

Shareholders who want to attend and vote at the AGM and/or Class Meeting (the ‘Meetings’) must be entered on the Company’s register of members by no later than 6.00pm on 22nd April 2008. This time will still apply for the purpose of determining who is entitled to attend and vote if the Meetings are adjourned from the scheduled time by 48 hours or less. If the Meetings are adjourned for longer, members who wish to attend and vote must be on the Company’s register of members by 6.00pm two days before the time fixed for the adjourned Meetings.

How do I vote?

Voting on resolutions at the Meetings will usually be by poll. That means that you will be asked to complete a Poll Card if you attend in person. We believe that a poll is the best way of representing the views of as many shareholders as possible in the voting process. There are three ways in which you can vote. You can vote in person at the Meetings, you can sign the enclosed Proxy Forms appointing the Chairman or some other person to vote for you, or you can vote electronically. Details of how to do this appear on the enclosed Proxy Forms.

You should return your Proxy Forms to the Registrar in the enclosed pre-paid envelope by no later than 11.00am on 22nd April 2008 for the AGM and no later than 12 noon on 22nd April 2008 for the Class Meeting. Below, you will find details of how to withdraw your proxy should you change your mind.

What if I plan to attend the AGM and/or Class Meeting and vote in person?

If you want to vote in person at the Meetings there is no need to complete and return the Proxy Forms. Attached to the Proxy Forms is a Poll Card for use by those attending the AGM. You should bring the Poll Card with you. Poll cards for the Class Meeting will be distributed at that meeting.

If my shares are held in Barclays Sharestore how do I vote?

All Sharestore members can elect to attend and vote at the Meetings. If you are a Sharestore member and do not want to attend but do want to vote, you must return the enclosed Proxy Forms so that Equiniti Corporate Nominees Limited can appoint whichever person you name on the Proxy Forms, to attend and vote on your behalf. If you return the Proxy Forms but do not insert the name of your proxy then the Chairman of the meeting will vote on your behalf.

I have been nominated by a shareholder to enjoy information rights, can I vote?

No. If you are not a shareholder you do not have a right to vote or to appoint a proxy. However, the agreement that you have with the person who nominated you to enjoy information rights may give you the right to be appointed as their proxy, or to have someone else appointed as a proxy for the Meetings and to attend, speak and vote on their behalf. If you don’t have this right, or don’t wish to exercise it, you may still have the right to tell the person who nominated you how you would like them to vote. You should contact the person who nominated you for more information.

How will my shares be voted if I appoint a proxy?

The person you name on your Proxy Forms must vote in accordance with your instructions. If you do not give them any instructions, a proxy may vote or not vote as he or she sees fit on any business of the Meetings. Please refer to the instructions on your Proxy Forms.

Can I appoint anyone to be a proxy?

Yes. You can appoint your own choice of proxy or can appoint the Chairman as proxy.

Can I appoint more than one proxy?

Yes. You may appoint more than one proxy, provided that each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to the same share. To appoint more than one proxy you should photocopy the Proxy Forms and indicate in the box if this is one of multiple instructions.

Can I change my mind once I have appointed a proxy?

Yes. If you change your mind, you can send a written statement to that effect to the Registrar. The statement must arrive with the Registrar by 11.00am on 22nd April 2008 for the AGM and no later than 12 noon on 22nd April 2008 for the Class Meeting, or you should bring it along to the Meetings.

If you hold your shares in Barclays Sharestore, your statement must be received by the Registrar by 11.00am on 22nd April 2008 for the AGM and by 12 noon on 22nd April 2008 for the Class Meeting. If you have returned the Proxy Form to appoint someone as your proxy and have changed your mind your new instruction must be received by the Registrar by no later than 11.00am on 22nd April 2008 for the AGM and no later than 12 noon on 22nd April 2008 for the Class Meeting.

10 Barclays PLC Shareholder Meetings 2008

How will the votes be counted?

Each resolution that is put to the AGM will be voted upon on a poll. The passing of resolutions 1 to 13 is determined by a majority of votes. Resolutions 14 to 18 are being proposed as special resolutions and will therefore require a 75% majority for them to be passed. The Class Meeting resolution will also be voted upon on a poll. The Class Meeting will consider an extraordinary resolution, which will require the support of 75% of votes cast to be passed.

Who counts the votes?

Our Registrar, Equiniti, counts the proxy votes received before the Meetings and then counts the votes cast at the Meetings. An independent third party, Electoral Reform Services, has been appointed by Barclays to monitor the shareholder voting process.

When will the results of the voting be declared?

The preliminary results of voting on the resolutions to be proposed at the Meetings will be displayed in the Benjamin Britten Lounge at The Queen Elizabeth II Conference Centre shortly after the Meetings.

The final results will be announced to the London Stock Exchange and will appear on our website at www.barclays.com/investorrelations

I am a corporate shareholder – what do I need to do to attend the Meetings?

Representatives of shareholders that are corporations will have to produce evidence of their proper appointment when attending the Meetings. Please contact our Registrar if you need further guidance on this.

How do I ask a question at the Meetings? Customer issues

If you would like to ask a question about a personal matter at the AGM you should go to the Customer Relations Point. This is staffed by Senior Customer Relations personnel. All questions raised will be reviewed by the Chairman after the Meetings and a reply will be sent to you within 14 days.

Personal shareholding

If you would like to ask a question about your personal shareholding you should go to the Shareholder Enquiry Point. This is staffed by our Registrar and Barclays Stockbrokers and will be open both before and after the Meetings.

Business of the Meetings

If you intend to ask a question relating to the business of the Meetings you should register your question at the Question Registration Point in the Benjamin Britten Lounge before the Meetings start. You can also register your question in the meeting hall once the Meetings have started.

Barclays PLC Shareholder Meetings 2008 11

Additional information for shareholders attending the Annual General Meeting and Class Meeting of Ordinary Shareholders (the 'Meetings')

Venue

The Meetings will be held in the Fleming Room on the third floor of the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 3EE. A map showing the location of the Centre can be found on the enclosed Attendance Card. The AGM will start promptly at 11.00am; you should allow 15 to 20 minutes for security and registration formalities.

The Class Meeting of Ordinary Shareholders will follow at 12 noon or (if later) on the conclusion of the AGM.

Security

For safety reasons, security checks will be carried out on entry to the Centre. You will be asked to leave large bags in the cloakroom and small bags may be searched. No cameras, video recorders or tape recorders should be taken into the Meetings. Mobile phones and other electronic communication devices should be turned off.

Cloakrooms

Cloakroom facilities, for the storage of coats, large bags, etc., are located at the rear of the ground floor foyer.

Lifts

Barclays staff will be on hand to guide you to the lifts to the third floor.

Registration

Attendance Cards should be presented to the Registrar's staff who will be available as you arrive at the Centre. Corporate representatives, proxies and guests should register at the registration desks, which are clearly signposted on the ground floor.

Persons with disabilities

The Centre has full wheelchair access. If you are hard of hearing, there will be facilities available in the meeting room, including an induction loop system. The meeting will also be signed. An audio cassette and a CD containing extracts from the 2007 Annual Review is available, free of charge, either on request in writing to the Registrar or at the Meetings.

First Aid

First aid facilities will be available. Please approach any member of Barclays staff.

Refreshments

Tea and coffee will be available before the Meetings. After the business of the Meetings has been concluded, light refreshments will be available in the Benjamin Britten Lounge, which is next to the Fleming Room on the third floor.

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Barclays PLC
Proxy Form for the Annual General Meeting 24th April 2008

Reference Number:

Card ID:

Account Number:

You can vote your Barclays shares by completing and sending this form back in the enclosed pre-paid envelope, or you can vote using the Internet. You will need your unique Reference Number, Card ID and Account Number (shown above) to access the online form at *www.investorrelations.barclays.co.uk/ivr/vote_online*

If you are not planning to attend the Annual General Meeting (AGM) and want someone else to vote for you, you can also use this form. Before completing this form please read the explanatory notes on the attached page.

I/We hereby appoint
The Chairman of the meeting (Box A)

or

The person named in this box (Box B)

Please write an X in Box A or a name in Box B to indicate your choice. Do not insert any name(s) in Box B if you have selected the Chairman. If you do not complete either box, the Chairman of the meeting will be appointed as your proxy.

Please indicate with an X if this Proxy Form is one of multiple instructions being given. Please refer to note 2 overleaf.

to attend and vote on my/our behalf at the AGM of Barclays PLC (the Company) to be held on 24th April 2008 and at any adjournment of that meeting. I would like my proxy to vote on the resolutions according to the way I have completed this form, and on any other business (including amendments to resolutions) put to the meeting.

Please write an X in the For, Against or Vote withheld box for each resolution below. If you do not complete the boxes below the person you appoint can decide whether, and how, he or she votes.

Please complete and return this Proxy Form in the enclosed pre-paid envelope so that it is received by 11.00am on 22nd April 2008.

Resolutions

The full wording of the resolutions and biographical details of those Directors standing for re-election at the 2008 AGM are in the Notice of AGM which has been sent to you with this form. The 'Vote withheld' option is given to enable you to abstain on any particular resolution. The 'Vote withheld' is not a vote in law and will not be counted in the calculation of the proportion of votes 'For' or 'Against' a resolution.

Resolution	For	Against	Vote withheld
1. To receive the Directors' and Auditors' Reports and the audited Accounts for the year ended 31st December 2007.			
2. To approve the Directors' Remuneration Report for the year ended 31st December 2007.			
3. That David Booth be re-elected a Director of the Company.			
4. That Sir Michael Rake be re-elected a Director of the Company.			
5. That Patience Wheatcroft be re-elected a Director of the Company.			
6. That Fulvio Conti be re-elected a Director of the Company.			
7. That Gary Hoffman be re-elected a Director of the Company.			
8. That Sir John Sunderland be re-elected a Director of the Company.			
9. That Sir Nigel Rudd be re-elected a Director of the Company.			
10. To reappoint PricewaterhouseCoopers LLP as Auditors of the Company.			
11. To authorise the Directors to set the remuneration of the Auditors.			
12. To authorise the Company to make political donations and incur political expenditure.			
13. To renew the authority given to the Directors to allot securities.			
14. To renew the authority given to the Directors to allot securities for cash other than on a pro-rata basis to shareholders and to sell treasury shares.			
15. To renew the Company's authority to purchase its own shares.			
16. To authorise the off-market purchase of Staff Shares.			
17. To authorise the creation of Preference Shares.			
18. To adopt new Articles of Association.			

Signature(s)　　　　Date

2674–036–4

Barclays PLC
Proxy Form for the Class Meeting of Ordinary Shareholders 24th April 2008

Reference Number:

Card ID:

Account Number:

Please write an X in the For, Against or Vote withheld box for the resolution below. If you do not complete a box below, the person you appoint can decide whether, and how, he or she votes.

Please complete and return this Proxy Form in the enclosed pre-paid envelope so that it is received by 12 noon on 22nd April 2008.

You can vote your Barclays ordinary shares by completing and sending this form back in the enclosed pre-paid envelope, or you can vote by using the Internet. You will need your unique Shareholder Reference Number, Card ID and Account Number (all shown above) to access your online form at *www.investorrelations.barclays.co.uk/ivr/vote_online*

If you are not planning to attend the Class Meeting of Ordinary Shareholders (Class Meeting) and want someone else to vote for you, you can also use this form. Before completing this form please read the explanatory notes over the page.

I/We hereby appoint
The Chairman of the meeting (Box A)

or

The person named in this box (Box B)

Please write an X in Box A or a name in Box B to indicate your choice. Do not insert any name(s) in Box B if you have selected the Chairman. If you do not complete either box, the Chairman of the meeting will be appointed as your proxy.

Please indicate with an X if this Proxy Form is one of multiple instructions being given. Please refer to note 2 overleaf.

to attend and vote on my/our behalf at the Class Meeting of Barclays PLC (the Company) to be held on 24th April 2008 and at any adjournment of that meeting. I would like my proxy to vote on the resolution according to the way I have completed this form, and on any other business (including amendments to the resolution) put to the meeting.

Resolution

The full wording of the resolution is in the Notice of Class Meeting which has been sent to you with this form. The 'Vote withheld' option is given to enable you to abstain on any particular resolution. The 'Vote withheld' is not a vote in law and will not be counted in the calculation of the proportion of votes 'For' or 'Against' a resolution.

Resolution	For	Against	Vote withheld
1. To approve the passing and implementation of Resolution 17 at the Annual General Meeting relating to the Preference Shares and to consent to any resulting change in the rights of ordinary shares			

Signature(s)　　　　Date

2674–038–8

Barclays PLC
Attendance Card



ST JAMES'S PARK
BIRDCAGE WALK
QEII CONFERENCE CENTRE
GREAT GEORGE STREET
WESTMINSTER
WESTMINSTER BRIDGE
MAIN ENTRANCE
PARLIAMENT SQUARE
HOUSES OF PARLIAMENT
WESTMINSTER ABBEY
PETTY FRANCE
TOTHILL STREET
VICTORIA STREET
ST JAMES'S PARK
VICTORIA STATION

Information for shareholders attending the 2008 AGM and/or the Class Meeting

The AGM will be held on 24th April 2008 at 11.00am at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1. The Class Meeting will start at 12 noon (or as soon as the preceding AGM has finished or been adjourned).

If you plan to attend the AGM and/or the Class Meeting, please bring this card with you and keep it until the end of the meetings. This card will allow you entry to the meetings with a minimum of formality.

On the reverse of this card is your Poll Card which you will need to use at the AGM, on a poll vote. A Poll Card for the Class Meeting will be handed out before that meeting. You will be given full instructions on what to do at the appropriate time during the meetings.

If you intend to ask a question relating to the business of the meetings – you should register your question at the Question Registration Point in the Benjamin Britten Lounge before the meetings start. There is also provision to register your question within the meeting hall once the meetings have started.

If you would like to ask a question about a personal matter – you should go to the Customer Relations Point. This is staffed by Senior Customer Relations personnel. All questions raised will be reviewed by the Chairman following the meetings and a reply will be sent out to you within 14 days.

Parking facilities are available but limited. Victoria Station is approximately 15 minutes walk away. The nearest tube stations are Westminster on the District, Circle and Jubilee lines and St James's Park on the District and Circle lines. Bus routes 24, 11 and 211 all stop nearby.

Barclays PLC

Explanatory notes

1. Voting
If you want to attend and vote at the Class Meeting you must be entered on the Ordinary Shareholder register by no later than 6.00pm on 22nd April 2008. This time will still apply for the purpose of deciding if you are entitled to attend and vote if the meeting is adjourned for less than 48 hours. If the meeting is adjourned for a longer time and you still want to attend and vote you must be on the Ordinary Shareholder register by no later than 6.00pm two days before the time fixed for the adjourned meeting.

2. Proxy
You are entitled to attend, speak and vote at the Class Meeting or you can appoint one or more people (called proxies) to attend, speak and vote on your behalf. You can only appoint more than one proxy to exercise rights over different shares. They need not be Barclays shareholders. Unless you complete this form to show how you want them to vote, your proxy or proxies can vote, or not vote, as they see fit on any resolution. To appoint more than one proxy, please photocopy the Proxy Form and indicate the number of shares that you are authorising them to act as your proxy for. Mark the box on the Proxy Form to show that you have appointed more than one proxy.

3. Completion of the Proxy Form
If you complete this Proxy Form to appoint a proxy or proxies this will not stop you from attending and voting at the Class Meeting if you later find you are able to do so.

4. Authority and timing
To be valid, you must return this Proxy Form, together with a certified copy of the power of attorney or other authority (if any) under which it is executed, to The Registrar to Barclays PLC, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6NA, in the pre-paid envelope provided, so that it is received by no later than 12 noon on 22nd April 2008.

5. Vote online
You can vote your shares using the Internet to access our website at *www.investorrelations.barclays.co.uk/ivr/vote_online*.
You will need your Shareholder Reference Number, Card ID and Account Number which are printed on the front of this form to log on. Your votes must be registered by no later than 12 noon on 22nd April 2008.

6. Name of your proxy
Insert the name of the person you have chosen as your proxy in Box B unless you wish to appoint the Chairman of the meeting. If no name is inserted in Box B the Chairman of the meeting will be authorised to vote on your behalf.

7. Corporate shareholders
If you are attending the meeting as a representative of a shareholder that is a corporation, you will need to show us evidence that you have been properly appointed.

8. Joint shareholders
The signature of any one of the joint shareholders will be enough to appoint the Chairman or one or more proxies to attend and vote at the meetings.

9. Euroclear electronic proxy appointment service (CREST)
If you are a user of the CREST system (including a CREST Personal Member), you may appoint one or more proxies or give an instruction to a proxy by having an appropriate CREST message transmitted. To be valid, the CREST message must be received by the receiving agent (ID 7RA01) no later than 12 noon on 22nd April 2008. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the receiving agent is able to retrieve the message. After this time, changes of instructions to proxies appointed through CREST should be communicated to the proxy by other means. If you are a CREST Personal Member or other CREST sponsored member you should contact your CREST sponsor for help with appointing proxies via CREST. For further information on CREST procedures, limitations and system timings, please refer to the CREST Manual. The Company may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5) (a) of the Uncertificated Securities Regulations 2001.

Barclays PLC
Poll card

For the Annual General Meeting on 24th April 2008

This card should only be completed during the meeting.

Holders of ordinary shares as well as proxies and authorised representatives of corporations are entitled to vote.

Please write an **X** in the For, Against or vote withheld box for each resolution opposite. If you wish to cast your votes partly for and partly against a resolution, you should write the number of votes cast for and against in the appropriate box.

Signature(s) ______________________

Date ______________

Resolutions
Annual General Meeting

Resolution	For	Against	Vote withheld
1. To receive the Directors' and Auditors' Reports and the audited Accounts for the year ended 31st December 2007.	☐	☐	☐
2. To approve the Directors' Remuneration Report for the year ended 31st December 2007.	☐	☐	☐
3. That David Booth be re-elected a Director of the Company.	☐	☐	☐
4. That Sir Michael Rake be re-elected a Director of the Company.	☐	☐	☐
5. That Patience Wheatcroft be re-elected a Director of the Company.	☐	☐	☐
6. That Fulvio Conti be re-elected a Director of the Company.	☐	☐	☐
7. That Gary Hoffman be re-elected a Director of the Company.	☐	☐	☐
8. That Sir John Sunderland be re-elected a Director of the Company.	☐	☐	☐
9. That Sir Nigel Rudd be re-elected a Director of the Company.	☐	☐	☐
10. To reappoint PricewaterhouseCoopers LLP as Auditors of the Company.	☐	☐	☐
11. To authorise the Directors to set the remuneration of the Auditors.	☐	☐	☐
12. To authorise the Company to make political donations and incur political expenditure.	☐	☐	☐
13. To renew the authority given to the Directors to allot securities.	☐	☐	☐
14. To renew the authority given to the Directors to allot securities for cash other than on a pro-rata basis to shareholders and to sell treasury shares.	☐	☐	☐
15. To renew the Company's authority to purchase its own shares.	☐	☐	☐
16. To authorise the off-market purchase of Staff Shares.	☐	☐	☐
17. To authorise the creation of Preference Shares.	☐	☐	☐
18. To adopt new Articles of Association.	☐	☐	☐

Barclays PLC

Explanatory notes

1. Voting
If you want to attend and vote at the Barclays 2008 Annual General Meeting (AGM) you must be entered on the Company's register of members by no later than 6.00pm on 22nd April 2008. This time will still apply for the purpose of deciding if you are entitled to attend and vote if the meeting is adjourned for less than 48 hours. If the meeting is adjourned for a longer time and you still want to attend and vote you must be on the Barclays register of members by no later than 6.00pm two days before the time fixed for the adjourned meeting.

2. Proxy
You are entitled to attend, speak and vote at the AGM or you can appoint one or more people (called proxies) to attend, speak and vote on your behalf. If more than one proxy is appointed, each proxy must be appointed to exercise the rights attached to different shares. They need not be Barclays shareholders. Unless you complete the form to show how you want them to vote, your proxy or proxies can vote, or not vote, as they see fit on any resolution. To appoint more than one proxy, please photocopy the Proxy Form and indicate the number of shares that you are authorising them to act on your proxy for. Mark the box on the Proxy Form to show that you have appointed more than one proxy.

3. Completion of the Proxy Form
If you complete the Proxy Form to appoint a proxy or proxies this will not stop you from attending and voting at the meeting if you later find you are able to do so.

4. Authority and timing
To be valid, you must return this Proxy Form, together with a certified copy of the power of attorney or other authority (if any) under which it is executed, to The Registrar to Barclays PLC, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6NA in the pre-paid envelope provided, so that it is received by no later than 11.00am on 22nd April 2008.

5. Vote online
You can vote your shares using the Internet to access our website at *www.investorrelations.barclays.co.uk/ivr/vote_online*
You will need your Shareholder Reference Number, Card ID and Account Number which are printed on the front of this form to log on. Your votes must be registered by no later than 11.00am on 22nd April 2008.

6. Name of your proxy
Insert the name of the person you have chosen as your proxy in Box B unless you wish to appoint the Chairman of the meeting. If no name is inserted in Box B the Chairman of the meeting will be authorised to vote on your behalf.

7. Corporate shareholders
If you are attending the meeting as a representative of a shareholder that is a corporation, you will need to show us evidence that you have been properly appointed.

8. Joint shareholders
The signature of any one of the joint holders will be enough to appoint the Chairman or one or more proxies to attend and vote at the meeting.

9. Euroclear electronic proxy appointment service (CREST)
If you are a user of the CREST system (including a CREST Personal Member), you may appoint one or more proxies or give an instruction to a proxy by having an appropriate CREST message transmitted. To be valid, the CREST message must be received by the receiving agent (ID 7RA01) no later than 11.00am on 22nd April 2008. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the receiving agent is able to retrieve the message. After this time, changes of instructions to proxies appointed through CREST should be communicated to the proxy by other means. If you are a CREST Personal Member or other CREST sponsored member you should contact your CREST sponsor for help with appointing proxies via CREST. For further information on CREST procedures, limitations and system timings, please refer to the CREST Manual. The Company may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5) (a) of the Uncertificated Securities Regulations 2001.

The paper used throughout this document is produced from Elemental Chlorine Free (ECF) pulps. The wood for these is sourced from fully sustainable forests. Additionally, the manufacturing mill is certified to ISO 9002 Quality Assurance standard, the ISO 14001 Environmental Management standard, and registered with EMAS (the Eco-Management and Audit Scheme).

ISO 14001 EMAS – Verified Environmental Management. Produced at an EMAS registered mill

Barclays PLC Sharestore
Proxy Form for the Annual General Meeting 24th April 2008

Reference Number:

Card ID:

Account Number:

You can vote your Barclays shares by completing and sending this form back in the enclosed pre-paid envelope, or you can vote using the Internet. You will need your unique Reference Number, Card ID and Account Number (shown above) to access the online form at *www.investorrelations.barclays.co.uk/ivr/vote_online*

If you are not planning to attend the Annual General Meeting (AGM) and want someone else to vote for you, you can also use this form. Before completing this form please read the explanatory notes on the attached page.

I/We hereby instruct Equiniti Corporate Nominees Limited to appoint
The Chairman of the meeting (Box A)

☐

or

The person named in this box (Box B)

☐

Please write an X in Box A or a name in Box B to indicate your choice. Do not insert any name(s) in Box B if you have selected the Chairman. If you do not complete either box, the Chairman of the meeting will be appointed as your proxy.

☐ Please indicate with an X if this Proxy Form is one of multiple instructions being given. Please refer to note 2 overleaf.

to attend and vote on my/our behalf at the AGM of Barclays PLC (the Company) to be held on 24th April 2008 and at any adjournment of that meeting. I would like my proxy to vote on the resolutions according to the way I have completed this form, and on any other business (including amendments to resolutions) put to the meeting.

Please write an X in the For, Against or Vote withheld box for each resolution below. If you do not complete the boxes below the person you appoint can decide whether, and how, he or she votes.

If you return this form to appoint someone (either the Chairman of the meeting or the person named in Box B) to attend and vote on your behalf and you have not revoked that instruction by 11.00am on 22nd April 2008, you will not be able to change your instruction. This means you will not be able to attend the meeting yourself.

Please complete and return this Proxy Form in the enclosed pre-paid envelope so that it is received by 11.00am on 22nd April 2008.

Resolutions

The full wording of the resolutions and biographical details of those Directors standing for re-election at the 2008 AGM are in the Notice of AGM which has been sent to you with this form. The 'Vote withheld' option is given to enable you to abstain on any particular resolution. The 'Vote withheld' is not a vote in law and will not be counted in the calculation of the proportion of votes 'For' or 'Against' a resolution.

Resolution	For	Against	Vote withheld
1. To receive the Directors' and Auditors' Reports and the audited Accounts for the year ended 31st December 2007.	☐	☐	☐
2. To approve the Directors' Remuneration Report for the year ended 31st December 2007.	☐	☐	☐
3. That David Booth be re-elected a Director of the Company.	☐	☐	☐
4. That Sir Michael Rake be re-elected a Director of the Company.	☐	☐	☐
5. That Patience Wheatcroft be re-elected a Director of the Company.	☐	☐	☐
6. That Fulvio Conti be re-elected a Director of the Company.	☐	☐	☐
7. That Gary Hoffman be re-elected a Director of the Company.	☐	☐	☐
8. That Sir John Sunderland be re-elected a Director of the Company.	☐	☐	☐
9. That Sir Nigel Rudd be re-elected a Director of the Company.	☐	☐	☐
10. To reappoint PricewaterhouseCoopers LLP as Auditors of the Company.	☐	☐	☐
11. To authorise the Directors to set the remuneration of the Auditors.	☐	☐	☐
12. To authorise the Company to make political donations and incur political expenditure.	☐	☐	☐
13. To renew the authority given to the Directors to allot securities.	☐	☐	☐
14. To renew the authority given to the Directors to allot securities for cash other than on a pro-rata basis to shareholders and to sell treasury shares.	☐	☐	☐
15. To renew the Company's authority to purchase its own shares.	☐	☐	☐
16. To authorise the off-market purchase of Staff Shares.	☐	☐	☐
17. To authorise the creation of Preference Shares.	☐	☐	☐
18. To adopt new Articles of Association.	☐	☐	☐

Signature(s) ____________ Date ________

2674–037–1

Barclays PLC Sharestore
Proxy Form for the Class Meeting of Ordinary Shareholders 24th April 2008

Reference Number:

Card ID:

Account Number:

Please write an X in the For, Against or Vote withheld box for the resolution below. If you do not complete a box below, the person you appoint can decide whether, and how, he or she votes.

Please complete and return this Proxy Form in the enclosed pre-paid envelope so that it is received by 12 noon on 22nd April 2008.

You can vote your Barclays ordinary shares by completing and sending this form back in the enclosed pre-paid envelope, or you can vote by using the Internet. You will need your unique Reference Number, Card ID and Account Number (all shown above) to access your online form at *www.investorrelations.barclays.co.uk/ivr/vote_online*

If you are not planning to attend the Class Meeting of Ordinary Shareholders of Barclays PLC (Class Meeting) and want someone else to vote for you, you can also use this form. Before completing this form please read the explanatory notes over the page.

I/We hereby instruct Equiniti Corporate Nominees Limited to appoint
The Chairman of the meeting (Box A)

☐

or

The person named in this box (Box B)

☐

Please write an X in Box A or a name in Box B to indicate your choice. Do not insert any name(s) in Box B if you have selected the Chairman. If you do not complete either box, the Chairman of the meeting will be appointed as your proxy.

☐ Please indicate with an X if this Proxy Form is one of multiple instructions being given. Please refer to note 2 overleaf.

to attend and vote on my/our behalf at the Class Meeting of Barclays PLC (the Company) to be held on 24th April 2008 and at any adjournment of that meeting. I would like my proxy to vote on the resolution according to the way I have completed this form, and on any other business (including amendments to the resolution) put to the meeting.

Resolution

The full wording of the resolution is in the Notice of Class Meeting which has been sent to you with this form. The 'Vote withheld' option is given to enable you to abstain on any particular resolution. The 'Vote withheld' is not a vote in law and will not be counted in the calculation of the proportion of votes 'For' or 'Against' a resolution.

Resolution	For	Against	Vote withheld
1. To approve the passing and implementation of Resolution 17 at the Annual General Meeting relating to the Preference Shares and to consent to any resulting change in the rights of ordinary shares	☐	☐	☐

Signature(s) ____________ Date ________

2674–039–5

Barclays PLC
Sharestore Attendance Card



ST JAMES'S PARK
QEII CONFERENCE CENTRE
WESTMINSTER
GREAT GEORGE STREET
WESTMINSTER BRIDGE
BIRDCAGE WALK
MAIN ENTRANCE
PARLIAMENT SQUARE
HOUSES OF PARLIAMENT
PETTY FRANCE
TOTHILL STREET
WESTMINSTER ABBEY
VICTORIA STREET
ST JAMES'S PARK
VICTORIA STATION

Information for Sharestore members attending the 2008 AGM and/or the Class Meeting

The AGM will be held on 24th April 2008 at 11.00am at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1. The Class Meeting will start at 12 noon (or as soon as the preceding AGM has finished or been adjourned).

If you plan to attend the AGM and/or the Class Meeting, please bring this card with you and keep it until the end of the meetings. This card will allow you entry to the meetings with a minimum of formality.

On the reverse of this card is your Poll Card which you will need to use at the AGM, on a poll vote. A Poll Card for the Class Meeting will be handed out before that meeting. You will be given full instructions on what to do at the appropriate time during the meetings.

If you intend to ask a question relating to the business of the meetings – you should register your question at the Question Registration Point in the Benjamin Britten Lounge before the meetings start. There is also provision to register your question within the meeting hall once the meetings have started.

If you would like to ask a question about a personal matter – you should go to the Customer Relations Point. This is staffed by Senior Customer Relations personnel. All questions raised will be reviewed by the Chairman following the meetings and a reply will be sent out to you within 14 days.

Parking facilities are available but limited. Victoria Station is approximately 15 minutes walk away. The nearest tube stations are Westminster on the District, Circle and Jubilee lines and St James's Park on the District and Circle lines. Bus routes 24, 11 and 211 all stop nearby.

Barclays PLC

Explanatory notes

1. Voting
If you want to attend and vote at the Class Meeting you must be entered on the Sharestore register by no later than 6.00pm on 22nd April 2008. This time will still apply for the purpose of deciding if you are entitled to attend and vote if the meeting is adjourned for less than 48 hours. If the meeting is adjourned for a longer time and you still want to attend and vote you must be on the Sharestore register by no later than 6.00pm two days before the time fixed for the adjourned meeting.

2. Proxy
You are entitled to attend, speak and vote at the Class Meeting or may instruct Equiniti Corporate Nominees Limited to appoint someone (called a proxy) to attend, speak and vote on your behalf. They need not be a Barclays shareholder. Unless you complete this form to show how you want them to vote, your proxy can vote, or not vote, as they see fit on any resolution. To appoint more than one proxy, please photocopy the Proxy Form and indicate the number of shares that you are authorising them to act as your proxy for. Mark the box on the Proxy Form to show that you have appointed more than one proxy.

3. Authority and timing
To be valid, you must return this Proxy Form, together with a certified copy of the power of attorney or other authority (if any) under which it is executed, to The Registrar to Barclays PLC, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6NA, in the pre-paid envelope provided, so that it is received by no later than 12 noon on 22nd April 2008.

4. Vote online
You can vote your shares using the Internet to access our website at *www.investorrelations.barclays.co.uk/ivr/vote_online*
You will need your Reference Number, Card ID and Account Number which are printed on the front of this form to log on. Your votes must be registered by no later than 12 noon on 22nd April 2008.

5. Name of your proxy
Insert the name of the person you have chosen as your proxy in Box B unless you wish to appoint the Chairman of the meeting. If no name is inserted in Box B the Chairman of the meeting will be authorised to vote on your behalf.

6. Revoking your proxy
If you return this form to appoint someone (either the Chairman of the meeting or the person named in Box B) to attend and vote on your behalf and you have not revoked that instruction by 12 noon on 22nd April 2008, you will not be able to change your instruction. This means you will not be able to attend the meeting yourself.

7. Corporate Sharestore members
If you are a representative of a corporation which is a Sharestore member, you will need to show us evidence that you have been properly appointed.

8. Joint Sharestore members
The signature of any one of the joint shareholders will be enough to appoint the Chairman or one or more proxies to attend and vote at the meetings.

Barclays PLC
Sharestore Poll card
For the Annual General Meeting on 24th April 2008

This card should only be completed during the meeting.

Members of Barclays Sharestore, their proxies and authorised representatives of corporations are entitled to vote.

Please write an **X** in the For, Against or Vote withheld box for each resolution opposite. If you wish to cast your votes partly for and partly against a resolution, you should write the number of votes cast for and against in the appropriate box.

Signature(s) ____________

Date ____________

Resolutions
Annual General Meeting

Resolution	For	Against	Vote withheld
1. To receive the Directors' and Auditors' Reports and the audited Accounts for the year ended 31st December 2007.	☐	☐	☐
2. To approve the Directors' Remuneration Report for the year ended 31st December 2007.	☐	☐	☐
3. That David Booth be re-elected a Director of the Company.	☐	☐	☐
4. That Sir Michael Rake be re-elected a Director of the Company.	☐	☐	☐
5. That Patience Wheatcroft be re-elected a Director of the Company.	☐	☐	☐
6. That Fulvio Conti be re-elected a Director of the Company.	☐	☐	☐
7. That Gary Hoffman be re-elected a Director of the Company.	☐	☐	☐
8. That Sir John Sunderland be re-elected a Director of the Company.	☐	☐	☐
9. That Sir Nigel Rudd be re-elected a Director of the Company.	☐	☐	☐
10. To reappoint PricewaterhouseCoopers LLP as Auditors of the Company.	☐	☐	☐
11. To authorise the Directors to set the remuneration of the Auditors.	☐	☐	☐
12. To authorise the Company to make political donations and incur political expenditure.	☐	☐	☐
13. To renew the authority given to the Directors to allot securities.	☐	☐	☐
14. To renew the authority given to the Directors to allot securities for cash other than on a pro-rata basis to shareholders and to sell treasury shares.	☐	☐	☐
15. To renew the Company's authority to purchase its own shares.	☐	☐	☐
16. To authorise the off-market purchase of Staff Shares.	☐	☐	☐
17. To authorise the creation of Preference Shares.	☐	☐	☐
18. To adopt new Articles of Association.	☐	☐	☐

Barclays PLC

Explanatory notes

1. Voting
If you want to attend and vote at the Barclays 2008 Annual General Meeting (AGM) you must be entered on the Sharestore register by no later than 6.00pm on 22nd April 2008. This time will still apply for the purpose of deciding if you are entitled to attend and vote if the meeting is adjourned for less than 48 hours. If the meeting is adjourned for a longer time and you still want to attend and vote you must be on the Sharestore register by no later than 6.00pm two days before the time fixed for the adjourned meeting.

2. Proxy
You are entitled to attend, speak and vote at the AGM or may instruct Equiniti Corporate Nominees Limited to appoint someone (called a proxy) to attend, speak and vote on your behalf. They need not be a Barclays shareholder. Unless you complete the form to show how you want them to vote, your proxy can vote, or not vote, as they see fit on any resolution. To appoint more than one proxy, please photocopy the Proxy Form and indicate the number of shares that you are authorising them to act as your proxy for. Mark the box on the Proxy Form to show that you have appointed more than one proxy.

3. Authority and timing
To be valid, you must return this Proxy Form, together with a certified copy of the power of attorney or other authority (if any) under which it is executed, to The Registrar to Barclays PLC, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6NA in the pre-paid envelope provided, so that it is received by no later than 11.00am on 22nd April 2008.

4. Vote online
You can vote your shares using the Internet to access our website at *www.investorrelations.barclays.co.uk/ivr/vote_online*
You will need your Reference Number, Card ID and Account Number which are printed on the front of this form to log on. Your votes must be registered by no later than 11.00am on 22nd April 2008.

5. Name of your proxy
Insert the name of the person you have chosen as your proxy in Box B unless you wish to appoint the Chairman of the meeting. If no name is inserted in Box B the Chairman of the meeting will be authorised to vote on your behalf.

6. Revoking your proxy
If you return this form to appoint someone (either the Chairman of the meeting or the person named in Box B) to attend and vote on your behalf and you have not revoked that instruction by 11.00am on 22nd April 2008, you will not be able to change your instruction. This means you will not be able to attend the meeting yourself.

7. Corporate Sharestore members
If you are a representative of a corporation which is a Sharestore member, you will need to show us evidence that you have been properly appointed.

8. Joint Sharestore members
The signature of any one of the joint holders will be enough to appoint the Chairman or one or more proxies to attend and vote for you at the meeting.

The paper used throughout this document is produced from Elemental Chlorine Free (ECF) pulps. The wood for these is sourced from fully sustainable forests. Additionally, the manufacturing mill is certified to ISO 9002 Quality Assurance standard, the ISO 14001 Environmental Management standard, and registered with EMAS (the Eco-Management and Audit Scheme).

ISO 14001 EMAS – Verified Environmental Management. Produced at an EMAS registered mill